October 23, 2018

Ralph Hofmeier
Chief Executive Officer
Eurosport Active World Corp
3250 Mary St., # 303
Miami, Florida 33133

       Re: Eurosport Active World Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 15, 2018
           File No. 333-226489

Dear Mr. Hofmeier:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed October 15, 2018

Convertible Debentures, page 23

1. By the terms of debentures included in Exhibit 10.14, it appears some have expired. For example, Mr. Dedek's debenture states "the offer to purchase shares is valid up to
       December 24, 2015" and other debentures contemplate a twelve month time frame from execution to claim shares. Please reconcile these terms with your disclosure in this section.
Other Acquistions, page 31

2. We note your response to comment 7 of our letter dated August 27, 2018; however, the
 Ralph Hofmeier
Eurosport Active World Corp
October 23, 2018
Page 2
         benefit of the purchased inactive companies owned by the officers of EAWC is still unclear. It appears the expertise, relationships, and knowledge you describe were already part of the company by virtue of the shared officers. Please revise this disclosure to add more detail as to the "technological solutions, the know-how of sustainable energy
         & water generation technologies, its R&D, the accreditations and the portfolios of potential clients" you acquired and did not otherwise possess.

Changes in Accountants, page 50

3. Please file the letters from former accountants referenced in Item 304(a)(3) of Regulation
         S-K.
Recent Sales of Unregistered Securities, page II-1

4. In accordance with Item 701 of Regulation S-K, please include more detail with regard to each transactions in this section. For example, we note you issued 11,695,555 shares but you only disclose transactions pertaining to 2,160,555 shares. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Al Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at
(202) 551-
3464 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                              Sincerely,
FirstName LastNameRalph Hofmeier
                                                              Division of
Corporation Finance
Comapany NameEurosport Active World Corp
                                                              Office of
Manufacturing and
October 23, 2018 Page 2                                       Construction
FirstName LastName